Glenn Nussdorf
                                2060 Ninth Avenue
                           Ronkonkoma, New York, 11779



                                                        January 9, 2007

Christina Chalk, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Ms. Chalk:

         In response to the request set forth in your letter dated December 28, 2006 to my counsel, Daniel Stoller of Skadden, Arps, Slate, Meagher & Flom LLP, I hereby acknowledge that:

      (a) I am responsible for the adequacy and accuracy of the disclosure in my consent solicitation statement and other filings I make with the Securities and Exchange Commission (the "Commission");

      (b) Comments from the Staff of the Commission or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      (c) I may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                                        Very truly yours,


                                                        /s/ Glenn Nussdorf
                                                        ---------------------
                                                        Glenn Nussdorf